December 1, 2008	Aaron W. Menzi 212.536.4883 Fax: 212.536.3901 aaron.menzi@klgates.com

By EDGAR Transmission and by Courier

Kathryn Jacobson
Senior Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Orsus Xelent Technologies, Inc.
Form 10-K for fiscal year ended December 31, 2007
Filed April 1, 2008
File No. 001-33470

On behalf of Orsus Xelent Technologies, Inc. (“Orsus Xelent” or the “Company”), as counsel for the Company, we hereby submit Orsus Xelent’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated November 19, 2008, regarding the above referenced Form 10-K and the letter dated November 3, 2008 containing the Company’s responses to the Staff’s previous letter dated October 10, 2008.

For the convenience of the Staff, each of the Staff’s comments is included herein and is followed by the corresponding response of Orsus Xelent.

1.	General.

Please amend your filings per your response to prior comments 2 and 9.

Response to Comment No. 1:

The Company has filed the amendments to its Form 10-K for the fiscal year ended December 31, 2007 and its Form 10-Q for the quarterly period ended March 31, 2008 as per the Company’s response to prior comments 2 and 9.

2.	Revenue Recognition, page F-6.

We note your response to prior comments 2 and 4. It appears that all goods that have been received from your supplier and subject to your inspection and acceptance are ultimately sold to a distributor. Please tell us how you account for goods received which you are unable to sell to a distributor. Additionally, tell us the terms of your distributors’ rights of return for non-defective goods which they have purchased and they have been unable to sell and your rights to return such goods to your suppliers. Citing the guidance in SFAS 48, please tell us if you accrue returns based on historical experience or only record them as they occur.

Orsus Xelent Technologies, Inc.
December 1, 2008

Response to Comment No. 2:

The Company places orders with its suppliers only for goods that it is certain it can sell to its distributors, and the Company avoids circumstances where it is unable to ultimately sell the goods to the distributor. The Company enters into separate purchase and sales agreements with its suppliers and distributors, but it is the Company’s general policy not to enter into agreements with a supplier unless there is also a comparable contract with a distributor to buy the goods, and the reverse is also true.

The Company does not and will not promise to accept the return of non-defective goods from its distributors. The distributors are responsible for the goods once they are delivered, regardless of whether they can successfully sell or dispose of the products purchased from the Company. Once the title is passed to distributors, the Company does not share in the risks, even though distributors are unable to sell the products. However, to strengthen the business ties with its distributors, the Company can grant discounts for certain goods that distributors have difficulties and pressures in selling. Such discounts were given to distributors in the fiscal year ended December 31, 2007 and in the first three quarters of 2008 and were reflected in Form 10K and Form 10Q that cover those reporting periods.

As was discussed in the Company’s prior response letter dated November 3, 2008, the Company accepts the return of defective goods. The Company then immediately activates the testing process to evaluate whether the malfunction was due to the product’s design or manufacturing. In cases where the quality problems are caused by design errors, the Company accepts the goods and bears all loss associated with it. In the event the defects are due to manufacturing lapse or negligence, the Company accepts the goods and returns them to the OEM manufacturers. In accordance with SFAS 48, the Company records returns of defective goods as they occur.

3.	Segment Information, page F-9.
Inventories, Net, page F-14.

We note your response to prior comments 5 and 7. It appears that you report trading and indent trading revenues on a gross basis even though it appears that you are an agent of the distributor in the sale transactions. Please provide us your analysis and conclusion as to how your accounting for trading and indent trading revenues complies with the guidance in EITF 99-19. Other than the fact that trading involves ready-made phones and indent trading involves custom-made products, it appears to us that you are an agent, and not the principal, in either transaction.

Orsus Xelent Technologies, Inc.
December 1, 2008

Response to Comment No. 3:

The Company reports revenue on a gross basis because of the nature of its business mode. The Company’s earnings are associated with individual products under separate transactions with manufacturers and distributors. The Company is involved in the entire course of fulfilling such transactions.

As an emerging designer and manufacturer of popular mobile phones principally in the People's Republic of China (the “PRC”), the Company’s current operations include R&D, project planning, outsourcing of manufacturing and customization, field oversight of production and quality control at OEM factories, and coordination of the distribution of products to retailers and customers. It should be noted that both R&D and manufacturing are under the actual supervision and control of the Company. The Company also has the exclusive rights over techniques and products that are associated with all transaction with manufacturers and distributors.

The Company has full latitude in establishing sales price. It negotiates the exchange price with distributors for the goods. The Company also has credit risks, in that it is responsible for collecting sales price from its distributors, but must pay the amount owed to its manufacturers regardless of whether the sales price is fully collected. In addition, the Company has general inventory risks upon returns of defective goods from its distributors, especially those returns due to design errors.

4.	Commitments and Contingencies, page F-17.
Revenue Recognition, page F-6.

We note your response to prior comment 8. Based on the disclosed VAT rate of 17%, it appears that the related liability should be $25 million, $20 million and $10.4 million as of June 30, 2008, December 31, 2007 and 2006, respectively. We note that the total accrued expenses and other accrued liabilities were $9.6 million, $8.0 million and $4.4 million as of June 30, 2008 and December 31, 2007 and 2006, respectively. Please reconcile these amounts to the VAT liability included in “other accrued liabilities” for respective periods.

Response to Comment No. 4:

The Company states that its liability due to the deferred Value Added Tax (VAT) should be $8,255,000, $6,953,000 and $3,961,000 as of June 30, 2008, December 31, 2007 and 2006, respectively, and that they have been accurately reflected in “other accrued liabilities” for these reporting periods.

The Company provided the following brief explanation of Chinese tax rules regarding VAT and an illustration of how it calculated the correct VAT unpaid as of the three periods as mentioned above. VAT is levied on value added at each stage in the economic chain of supply. It is accumulating with each stage until such goods are purchased by end-users. Because all VAT related to the Company’s purchase price was borne by its suppliers, it must be disregarded when calculating the Company’s VAT payable.

Orsus Xelent Technologies, Inc.
December 1, 2008

The Company often uses this formula to calculate the VAT payable:

VAT payable = Value Added × VAT Rate

= (Sales Amount - Purchase Amount) × VAT rate

Remark: Purchase Amount herein refers to those where the Company has received related invoices from its suppliers. Chinese invoices are always issued by sellers to buyers. They carry the amount of tax that sellers pay to the government and accounts receivable that sellers billed on the buyers.

Please note the VAT that was determined in the letter from the Staff was in connection with the selling process, rather than the Company’s actual liability, because the Staff did not take into consideration the actual purchase price.

The following is the Company’s illustration of how to calculate VAT payable as of dates mentioned above:

As of June 30, 2008

The VAT that occurred during the six months ended June 30, 2008 was $1,101,000, using the formula of (Sales Amount - Purchase Amount) × VAT rate, where the Sales Amount is $50,697,553, the Purchase Amount is $44,221,082 and the VAT rate is 17%.

The balance of VAT was $6,953,000 as of December 31, 2007. And this amount had been deferred and carried forward. And the current value of such amount is $7,242,000 as of June 30, 2008, according to the new applicable currency exchange rate.

The Company has already paid approximately $88,000 of VAT during the six months ended June 30, 2008.

Therefore, the total VAT payable as of June 30, 2008 is approximately $8,255,000.

As of December 31, 2007

The VAT that occurred during the fiscal year ended December 31, 2007 was $2,846,000, using the formula of (Sales Amount - Purchase Amount) × VAT rate, where the Sales Amount is $93,649,758, the Purchase Amount is $76,908,582 and the VAT rate is 17%.

The balance of VAT was approximately $3,961,000 as of December 31, 2006, and this amount had been deferred and carried forward. The value of such amount was $4,213,000 as of December 31, 2007, according to the new applicable currency exchange rate.

Orsus Xelent Technologies, Inc.
December 1, 2008

The Company has already paid approximately $106,000 of VAT during the twelve months ended December 31, 2007.

Therefore, the total VAT payable was approximately $6,953,000 as of December 31, 2007.

As of December 31, 2006 the Company had tax payables in the amount of $3,961,000.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Aaron Menzi at (212) 536-4883.

Sincerely,

/s/ Aaron W. Menzi

Aaron W. Menzi, Esq.

cc:	Wang Xin, Chief Executive Officer
Orsus Xelent Technologies, Inc.